# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jin Medical International Ltd., CIK 0001837821
CUSIP: G5140V120
Title of class of securities: Class A Ordinary Shares, par value US$0.001 per share
Address of issuer's principal executive offices: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, China (F4), 213149
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002000510
Persons authorized to receive notices and communications: Erqi Wang, No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, China (F4), 213149, 86-519 89607972

## Reporting persons
- Erqi Wang (CIK 0002000510): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 5,306,307; shared voting power 0; sole dispositive power 5,306,307; shared dispositive power 0; aggregate amount beneficially owned 5,306,307 (3.35% of the class)
  Comment: Rows 7, 9 and 11 -- The aggregate amount beneficially owned by Mr. Erqi Wang represents (i) 4,769,057 Class B Ordinary Shares held directly of record by Jolly Harmony Enterprises Limited and (ii) 537,250 Class A Ordinary Shares held directly of record by Er Pu International Limited. Mr. Wang is the sole member and sole director of Jolly Harmony Enterprises Limited. Mr. Wang owns 67% of the equity interests in Er Pu International Limited and, as a result of such ownership and his control over Er Pu International Limited, has the power to direct the voting and disposition of the shares held by Er Pu International Limited. Accordingly, Mr. Wang may be deemed to beneficially own all 4,769,057 Class B Ordinary Shares held by Jolly Harmony Enterprises Limited and all 537,250 Class A Ordinary Shares held by Er Pu International Limited. Each Class B Ordinary Share is entitled to eight hundred (800) votes per share, and each Class A Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -- Calculated based on 153,425,476 Class A Ordinary Shares issued and outstanding as of September 24, 2026, as reflected in the shareholders list maintained by the Issuer's transfer agent, plus 4,769,057 Class A Ordinary Shares deemed outstanding with respect to Mr. Wang pursuant to Rule 13d-3(d)(1)(i) as a result of Jolly Harmony's right to convert its 4,769,057 Class B Ordinary Shares into Class A Ordinary Shares. On this basis, Mr. Wang may be deemed to beneficially own 5,306,307 Class A Ordinary Shares, representing approximately 3.35% of the Class A Ordinary Shares deemed outstanding for purposes of calculating Mr. Wang's beneficial ownership.
- JOLLY HARMONY ENTERPRISES Ltd (CIK 0001998398): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 4,769,057; shared voting power 0; sole dispositive power 4,769,057; shared dispositive power 0; aggregate amount beneficially owned 4,769,057 (3.01% of the class)
  Comment: The reported securities consist of 4,769,057 Class B Ordinary Shares held directly by Jolly Harmony and deemed converted into Class A Ordinary Shares solely for purposes of Rule 13d-3(d)(1)(i). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of its holder. The percentage is calculated using 153,425,476 Class A Ordinary Shares outstanding as of September 24, 2026, plus 4,769,057 Class B Ordinary Shares deemed converted solely for this calculation.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.001 per share
Name of issuer: Jin Medical International Ltd.
Address of issuer's principal executive offices: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, China (F4), 213149
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 21, 2026 (the "Original Schedule 13D"). This Amendment is being filed jointly by Erqi Wang and Jolly Harmony Enterprises Limited (collectively, the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Erqi Wang
Jolly Harmony Enterprises Limited
Residence or business address: Erqi Wang: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People's Republic of China. Jolly Harmony Enterprises Limited: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People's Republic of China.
Present principal occupation or employment: Mr. Wang is the Chief Executive Officer and Chairman of the Board of the Issuer. Jolly Harmony Enterprises Limited is a British Virgin Islands business company whose principal business is investment holding, including holding securities of the Issuer. Mr. Wang is the sole member and sole director of Jolly Harmony.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship:
Erqi Wang: China
Jolly Harmony Enterprises Limited: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 is hereby amended and supplemented in its entirety as follows:

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third parties. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 is hereby amended and supplemented to add the following:

This Amendment No. 1 is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows 7 through 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Class A Ordinary Shares held by each other Reporting Person.

Pursuant to the current report of the Issuer on Form 6-K filed on September 24, 2026, the Issuer completed the issuance of an aggregate of 79,762,048 Class A Ordinary Shares to certain third parties in connection with an acquisition transaction and related financial advisory compensation (the "Share Issuance"). As reported in the Original Schedule 13D, the Reporting Persons beneficially own, in the aggregate, 5,306,307 Class A Ordinary Shares for purposes of Rule 13d-3, consisting of (i) 4,769,057 Class B Ordinary Shares held directly by Jolly Harmony Enterprises Limited, which are convertible into Class A Ordinary Shares on a one-for-one basis, and (ii) 537,250 Class A Ordinary Shares held directly by Er Pu International Limited. Mr. Erqi Wang may be deemed to beneficially own such shares through his ownership and control of Jolly Harmony Enterprises Limited and Er Pu International Limited.

The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the Original Schedule 13D on August 21, 2026. However, as a direct result of the increase in the total number of the Issuer's outstanding Class A Ordinary Shares from the Share Issuance, Mr. Wang's beneficial ownership was diluted from approximately 6.77% to approximately 3.35%, and Jolly Harmony Enterprises Limited's beneficial ownership was diluted from approximately 6.08% to approximately 3.01%. In addition, Mr. Wang's aggregate voting power was diluted from approximately 98.12% to approximately 96.15%.

The percentage of beneficial ownership of Mr. Wang is calculated based on 153,425,476 Class A Ordinary Shares of the Issuer issued and outstanding as of September 24, 2026, plus 4,769,057 Class A Ordinary Shares deemed outstanding with respect to Mr. Wang pursuant to Rule 13d-3(d)(1)(i) as a result of Jolly Harmony Enterprises Limited's right to convert its 4,769,057 Class B Ordinary Shares into Class A Ordinary Shares. The percentage of beneficial ownership of Jolly Harmony Enterprises Limited is calculated based on 153,425,476 Class A Ordinary Shares issued and outstanding as of September 24, 2026, plus the 4,769,057 Class A Ordinary Shares deemed outstanding with respect to Jolly Harmony Enterprises Limited pursuant to Rule 13d-3(d)(1)(i). The percentage of beneficial ownership of Er Pu International Limited is calculated based on 153,425,476 Class A Ordinary Shares issued and outstanding as of September 24, 2026.

The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for purposes of calculating beneficial ownership pursuant to Rule 13d-3. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by Mr. Wang by the aggregate voting power of all outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Issuer as a single class. Each Class A Ordinary Share is entitled to one (1) vote, while each Class B Ordinary Share is entitled to eight hundred (800) votes on all matters submitted to a vote of shareholders. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law or the Issuer's memorandum and articles of association.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
As a result of the Issuer's issuance of 79,762,048 Class A Ordinary Shares on September 24, 2026, Mr. Erqi Wang's beneficial ownership of the Class A Ordinary Shares decreased from approximately 6.77% to approximately 3.35%. Accordingly, Mr. Wang and Jolly Harmony Enterprises Limited ceased to be beneficial owners of more than five percent of the outstanding Class A Ordinary Shares on September 24, 2026.

Er Pu International Limited beneficially owns 537,250 Class A Ordinary Shares, representing approximately 0.35% of the outstanding Class A Ordinary Shares, and was already the beneficial owner of less than five percent of the outstanding Class A Ordinary Shares as of the filing of the Original Schedule 13D on August 21, 2026.

Accordingly, this Amendment No. 1 constitutes the final amendment to the Schedule 13D and an exit filing for each of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are parties to the Joint Filing Agreement, dated August 21, 2026, pursuant to which they have agreed to the joint filing of statements on Schedule 13D, including amendments thereto, with respect to the securities of the Issuer. The Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 21, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 -- Joint Filing Agreement, dated August 21, 2026, by and among Erqi Wang, Jolly Harmony Enterprises Limited and Er Pu International Limited (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 21, 2026).

## Signatures
- Erqi Wang: /s/ Erqi Wang, Erqi Wang (09/25/2026)
- JOLLY HARMONY ENTERPRISES Ltd: /s/ Erqi Wang, Erqi Wang, Director (09/25/2026)